AMENDMENT NO. 1
TO SCHEDULE A
to the
INVESTMENT SUB-ADVISORY AGREEMENT
Dated December 10, 2025
among
Empowered Funds, LLC, AOT Invest LLC, and EA Series Trust
The Adviser will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, computed daily at an annual rate based on the daily net assets of the respective Fund in accordance with the following fee schedule:
Sub-Advisory Fee Schedule

Fund	Fee	Effective Date
AOT Software Platform ETF (AOTS)	0.25%	December 22, 2025
AOT Growth and Innovation ETF (AOTG)	0.38%	April 16, 2026

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 by their respective duly authorized officers as of April 16, 2026.

EMPOWERED FUNDS, LLC By: /s/ Sean Hegarty Name: Sean Hegarty Title: Chief Operating Officer	EA SERIES TRUST By: /s/ Michael D. Barolsky Name: Michael D. Barolsky Title: Vice President and Secretary
AOT INVEST LLC By: /s/ John Tinsman Name: John Tinsman Title: Chief Executive Officer